Exhibit 12.1

Statements re: Computation of Ratios
($ in millions)

	Feb. 28, 2004	Mar. 1, 2003	Mar. 2, 2002	Mar. 3, 2001	Feb. 26, 2000
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$705	$99	$570	$396	$347
Discontinued operations, net of tax	95	441	—	5	—
Change in accounting principles, net of tax	—	82	—	—	—
Income tax expense	496	392	356	248	216

Earnings from continuing operations before income tax expense	1,296	1,014	926	649	563

Fixed Charges:
Interest portion of rental expense	140	132	110	86	68
Interest expense	32	24	10	6	5

Total fixed charges	172	156	120	92	73

Less:
Capitalized interest	(1)	(5)	(1)	—	—

Fixed charges in earnings	171	151	119	92	73

Earnings available for fixed charges	$1,467	$1,165	$1,045	$741	$636

Ratio of earnings to fixed charges	8.55	7.68	8.83	8.05	8.62

Note:  Computation is based on continuing operations